EXHIBIT (h)(1)(ii)

Osler, Hoskin & Harcourt LLP
620 8th Avenue, 36th Floor New York, NY 10018 212.867.5800 MAIN
212.867.5802 FACSIMILE
March 1, 2010

Toronto Montréal Ottawa Calgary New York

Icahn Partners LP

Icahn Partners Master Fund LP

Icahn Partners Master Fund II LP

Icahn Partners Master Fund III LP

High River Limited Partnership

Icahn Fund S.à r.l.

Daazi Holding B.V.

c/o Icahn Associates Corp.

767 Fifth Avenue, 47th Floor

New York, NY 10153

Dear Ladies and Gentlemen:

We have acted as your counsel in connection with your offer to purchase up to 13,164,420 of the issued and outstanding common shares of Lions Gate Entertainment Corp. dated March 1, 2010 (the “Offer”) and the related circular (the “Circular”) included in Schedule TO filed with the United States Securities and Exchange Commission (the “Commission”). You have requested our opinion concerning the statements in the Circular under the heading “Material U.S. Federal Income Tax Considerations.”

For the purposes of this opinion, we have reviewed the Offer and Circular and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed that the Offer will be completed in the manner set forth in the Offer and Circular.

On the basis of the foregoing, and our consideration of such other matters of fact and law as we have deemed necessary or appropriate, we hereby confirm our opinion as set forth under the heading “Material U.S. Federal Income Tax Considerations” in the Circular, subject to the limitations set forth therein. Our opinion is limited to the federal income tax laws of the United States and does not purport to discuss the consequences or effectiveness of the Offer under any other laws.

This opinion is rendered to you as of the date of this letter, and we undertake no obligation to update this opinion subsequent to the date hereof. This opinion is based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and courts having jurisdiction over such matters, all of which are subject to change, either prospectively or retroactively. In addition, any variation or difference in the facts from those set forth in the Offer and Circular or any other documents we reviewed in connection with the Offer and Circular may affect the conclusions herein. This opinion is furnished to you and is for your use in connection with the transactions set forth in the Offer and Circular. This opinion may not be relied upon by you for any other purpose.

osler.com

We hereby consent to the filing of our opinion as an exhibit to Schedule TO and to the reference to us under the headings “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Circular. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission promulgated thereunder.

Yours very truly,

OSLER, HOSKIN & HARCOURT LLP